UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PTC Therapeutics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69366J200

(CUSIP Number)

June 6, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 69366J200	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Great Point Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 37-1475292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,160,000[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,160,000[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%[2]
12.	TYPE OF REPORTING PERSON (See Instructions) IA

[1]	Includes options exercisable on or before December 15, 2017 to purchase 260,000 shares at an exercise price of $18 per share; provided that the filing of this Schedule 13G shall not be deemed to be an admission that any reporting person beneficially owns the shares underlying such options.

[2]	Based on a total of 41,244,004 shares outstanding, as reported by the Issuer on a Form 10Q filed with the SEC on May 5, 2017.

CUSIP No. 69366J200	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Dr. Jeffrey R. Jay, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,160,000[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,160,000[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%[2]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 69366J200	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Mr. David Kroin I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,160,000[1]
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,160,000[1]
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,160,000[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%[2]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 69366J200	13G	Page 5 of 9 Pages

Item 1.

	(a)	Name of Issuer

PTC Therapeutics Inc.

	(b)	Address of Issuer’s Principal Executive Offices

100 Corporate Court, South Plainfield, NJ 07080-2449
Item 2.

	(a)	Name of Person Filing

Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated June 16, 2017, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

69366J200

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 69366J200	13G	Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of 524,399 shares (the “BVF Shares”) and options exercisable on or before December 15, 2017 to purchase 71,800 shares at an exercise price of $18 per share (the “BVF Options” and together with the BVF Shares, the “BVF Equity”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Equity. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Equity, and therefore may be deemed to be the beneficial owner of the BVF Equity.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of 805,601 shares (the “BOVF Shares”) and options exercisable on or before December 15, 2017 to purchase 110,200 shares at an exercise price of $18 per share (the “BOVF Options” and together with the BOVF Shares, the “BOVF Equity”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Equity. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Equity, and therefore may be deemed to be the beneficial owner of the BOVF Equity.

GEF-SMA, L.P. (“GEF-SMA”) is the record owner of 570,000 shares (the “GEF-SMA Shares”) and options exercisable on or before December 15, 2017 to purchase 78,000 shares at an exercise price of $18 per share (the “GEF-SMA Options” and together with the GEF-SMA Shares, the “GEF-SMA Equity”). Great Point is the investment manager with respect to the GEF-SMA Equity, and by virtue of such status may be deemed to be the beneficial owner of the GEF-SMA Equity. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the GEF-SMA Equity, and therefore may be deemed to be the beneficial owner of the GEF-SMA Equity.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Equity, the BOVF Equity and the GEF-SMA Equity, except to the extent of their respective pecuniary interests.

The filing of this Schedule 13G shall not be deemed to be an admission that Great Point, Dr. Jay or Mr. Kroin beneficially owns the shares underlying the BVF Options, the BOVF Options or the GEF-SMA Options.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 69366J200	13G	Page 7 of 9 Pages

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 2,160,000[1]

(b)	Percent of class: 5.24%[2]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,160,000[1]

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,160,000[1]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 2,160,000[1]

(b)	Percent of class: 5.24%[2]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,160,000[1]

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,160,000[1]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 2,160,000[1]

(b)	Percent of class: 5.24%[2]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 2,160,000[1]

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 2,160,000[1]

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

CUSIP No. 69366J200	13G	Page 8 of 9 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 69366J200	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2017

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
MR. DAVID KROIN

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)          Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)         Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 16, 2017

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
MR. DAVID KROIN